Exhibit (e)(10)

January 7th , 2019	Gianni Pieraccioni

Dear Gianni,

I am pleased to welcome you to Coty Inc. (“Coty”).

This letter serves to confirm the terms of your offer. Your place of employment will be the Coty US office located at 350 Fifth Avenue, New York NY, 10118, United States, provided, however, that within the normal course of your duties, you may be required to travel or relocate in accordance with business needs.

TITLE AND REPORTING	You will be appointed to the role of Chief Operating Officer, Consumer Beauty. You will be a member of the Coty Executive Committee and you will report to the Chief Executive Officer of Coty.

EFFECTIVE DATE	You will commence employment in this role on January 14th , 2019 (the “Effective Date”) .

ANNUAL BASE SALARY	You will receive an annual base salary of $800,000 USD payable in accordance with Coty’s payroll practices and applicable law.

EMPLOYEE BENEFITS	You will be eligible for enrolment in Coty’s benefits plans and programs in effect from time to time for employees generally, subject to the terms and conditions of such plans and programs. Further information regarding these plans and programs will be provided to you on the Effective Date. Coty reserves the right to amend, modify or terminate any of its employee benefit plans or programs at any time and for any reason.

ANNUAL BONUS

You will be eligible to participate in Coty’s Annual Performance Plan (the “APP”) with a target award of 70% of your annual base salary. The APP is designed to forge a powerful connection between your and the business’s performance and results, and your rewards. Through the APP, you can earn up to 360% of your target award based on business performance. On or around the Effective Date, you will receive further information regarding the APP. Your participation will be subject to the terms of the APP and contingent upon your entry into the attached restrictive covenant agreement. Your awards will be subject to discretionary review and approval of Coty’s Board of Directors. An APP brochure is attached for preview.

On an exceptional basis, you will be paid a sign on Bonus in the first 2 months of your assignment of $300,000 USD gross. If you resign in the first year of your assignment, you will have to reimburse the full amount net perceived.

EQUITY & LONG-TERM INCENTIVE PLAN

As a component of your total compensation package, you will participate in the Coty Equity & Long-Term Incentive Plan (the “ELTIP”) in accordance with its terms. Your ELTIP grant consists of Restricted Stock Units (RSUs) with an award value of $2,000,000. All equity grants are subject to discretionary yearly review and approval of Coty’s Board of Directors. An ELTIP brochure with details has been shared with you. The first grant will be given by February 2019 latest and then as per the ELTIP policy starting in 2019.

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COTY OWNERSHIP PROGRAM	You will be invited to participate in the Coty ownership plan, the Elite program, with an investment target of $2,000,000. An Elite brochure is attached for preview.

VACATION	You will accrue vacation days pursuant to Coty’s standard vacation policies for its employees as in effect from time to time.

RESTRICTIVE COVENANTS	You will be required, as a condition of employment or continued employment, to execute the attached restrictive covenant agreement, which sets forth a reciprocal notice period and obligations you may have with respect to confidentiality, non-competition and non-solicitation.

GOVERNING LAW	This letter will be governed by the laws of the State of New York, United States. Any and all rights of any applicable works council or union will be observed, and Coty will comply with applicable law and works council and collective bargaining agreements associated with your Coty employment.

ASSIGNMENT	You may not assign any of your rights or obligations under this letter. This letter will be binding upon and inure to the benefit of Coty’s successors and assigns. Without limiting the foregoing, to the extent permissible under applicable law, Coty may assign its rights and delegate its duties hereunder in whole or in part to any transferee of all or a portion of the assets or business to which your employment relates.

AT-WILL EMPLOYEE	While we hope that your employment with Coty will be mutually beneficial, please understand that, unless otherwise provided in a separate agreement signed by an authorized representative of Coty, your employment with Coty is “at will.” This means that Coty may change the terms and conditions of the employment relationship or terminate your employment, for any reason or no reason, at any time, and that you may leave Coty, for any reason or no reason, at any time; provided, however, that, if there is any restrictive covenant agreement applicable to your employment, you will need to abide by any notice period therein.

TERMINATION	If the company decides to terminate your employment contract without cause, you will benefit from a one year base salary and bonus at target at a minimum (if below local fait severance)

ENTIRE AGREEMENT	This letter contains the entire understanding of you and Coty with respect to its subject matter, and supersedes and replaces all prior agreements and understandings, both written and oral, between you and Coty. You acknowledge and agree that no representations or promises concerning your employment with Coty have been made to you except as specifically set forth in this offer letter. Any amendment to this letter must be made in writing and signed by a duly authorized officer of Coty. You agree that your obligations and restrictions under this letter will continue in accordance with its terms, regardless of any change in your title, position or duties (unless otherwise agreed).

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We look forward to receiving your acceptance of Coty’s offer by signature below by January 9th , 2019.

We hope you share our excitement during this transformational time. We look forward to working together in building a true global leader in beauty.

Should you have any questions, please let us know.

With regards,

/s/ Sebastien Froidefond

Sebastien Froidefond

Chief Human Resources Officer

Attachments: APP Brochure ELTIP Brochure and Plan Terms Restrictive Covenant Agreement Elite Brochure

Accepted and agreed: Gianni Pieraccioni

Sign:	/s/ Gianni Pieraccioni

Print Name:	Gianni Pieraccioni

Date:	Jan. 9, 2019

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